March 21, 2017

Via EDGAR

Mr. Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Principal Variable Contracts Funds, Inc.
File Number: 333-216673
Registration Statement on Form N-14

Dear Mr. Rakestraw,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc., to a comment you communicated to me by telephone on March 21, 2017 regarding the expected effective date of the filing. It is our intent that that filing become effective on April 13, 2017 which is the thirtieth day after the date upon which it was filed with the Commission pursuant to Rule 488(a).

Please call me at 515-235-9328 or Abhay Nadipuram of this office at 515-235-9111 if you have any questions or comments.

Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Variable Contracts Funds, Inc.